April 4, 2006

Frank V. Tannura
Chairman of the Board and CEO
Packaging Dynamics Corporation
3900 West 43rd Street
Chicago, Illinois 60632

	Re:	Packaging Dynamics Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 13, 2006
   		File No. 0-49741

Dear Mr. Tannura:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. We note that Frank Tannura and other members of management will serve as officers and own equity of the surviving corporation and potential affiliations with Thilmany. Please tell us what consideration you have given to whether the transaction triggers a
Schedule 13E-3 filing obligation by the company, management or others. We may have additional comments upon review of your response.

2. We note that members of the company`s board and management will receive benefits as a result of the merger. Where you include the board`s recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the filing.

Letter to Stockholders and Notice of Special Meeting

3. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Where you discuss the existence of a merger subsidiary for the mechanics of the transaction, please also simply state first that Thilmany will acquire Packaging Dynamics. Please revise throughout the proxy statement.

Questions and Answers About the Merger, page iii

4. You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the merger in the Q & A (i.e., voting procedures and appraisal rights.) and substantive information about the terms of the merger, including taxation, in the summary.

Will the merger be taxable to me?, page v

5. Please delete the term "generally" throughout the proxy statement when you discuss the tax consequences.

Summary Term Sheet, page 1

6. Describe how the transaction will be financed, including the nature of Deutsche Bank`s role in the financing.

7. Please disclose the total amount of consideration to be received in the transaction.

Reasons for the Merger and Recommendation . . . , page 2

8. Please briefly describe the reasons for engaging in the merger.

Interests of Packaging Dynamics` Executive Officers and Directors in the Merger, page 3

9. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Also, quantify the reimbursement of excise taxes to be paid to directors, officers and key employees. Provide this information on an individual and group basis. Make similar revisions under the section starting on page 37.

10. Disclose the names of the directors affiliated with Packaging
Investors and its affiliates. Also disclose whether these directors voted for the transaction.

11. Describe any present or proposed material agreement, arrangement, understanding or relationship between Thilmany and its affiliates and the company`s officers or directors. See Item 1011(a)(1) of Regulation M-A.

Legal Proceedings Regarding the Merger, page 7

12. Please provide us a copy of the complaint of the stockholders class action lawsuit.

Cautionary Statement Concerning Forward-Looking Information, page
8

13. Sections 27A(b)(1)(E) of the Securities Act and Sections 21E(b)(1)(E) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Please revise accordingly.

The Merger, page 16

Background to the Merger, page 16

14. Please disclose the relationship among Packaging Investors, its affiliates and the company so that investors can better understand your background discussion. For example:
* Briefly explain how Packaging Investors acquired its shares,
* Describe the relationship among Packaging Investors, Keystone, Inc., Robert M. Bass, and J. Taylor Crandall,
* Describe the material terms of the shareholders agreement between the company and Packaging Investors, and
* Identify the officers and/or directors of the company who are affiliated with Packaging Investors and its affiliates.

15. Please identify the person who initiated the contacts or negotiations. See Instruction to paragraph (b) of Item 1005 of Regulation M-A.

16. Please include disclosure that addresses the timing and circumstances of Deutsche Bank`s engagement as financial advisor.

17. Describe any material agreement, arrangement or understanding, whether written or oral, between Packaging Investors or any of its affiliates and Thilmany or its any of its affiliates. For example, disclose the discussions and negotiations relating to the voting agreement and Packaging Investors` or any of its affiliates` approval of the merger. Also disclose whether Packaging Investors or any of its affiliates recommended or initially contacted Kohlberg or any of its affiliates.

18. Please describe any material non-public information that was provided to Packaging Investors or any of its affiliates, and disclose whether these parties agreed to keep this information confidential.

19. Please disclose the "certain business issues" and "certain changes in [your] business" that were raised during the May 18,
2005
board meeting.

20. Please clarify whether Kohlberg was involved with the preliminary conversations with Deutsche Bank prior to September 21, 2005. If so, describe those discussions.

21. Since Deutsche Bank was only authorized to solicit third party indications of interest from a limited number of potential suitors specifically identified by Packaging Dynamics, describe how those suitors were identified and by whom.

22. Throughout this section, where you discuss "financing structures" and "financing sources," please briefly describe them.

23. Please disclose briefly why you decided to pursue a transaction with Thilmany on February 1, 2006 instead of the remaining private equity firm that remained interested.

Reasons for the Merger and Recommendation of the Packaging
Dynamics
Board of Directors, page 20

24. Please discuss the risks that the company considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is "the business, competitive position, strategy and prospects of Packaging
Dynamics," but you do not explain how this information impacted the board`s decision.

Opinions of our Financial Advisors, page 22

25. Please supplementally provide to us the entire reports of Deutsche Bank and Lehman Brothers, including the financial tables and analyses.

26. Disclose under each of the opinions that the financial advisors have consented to use of the opinions in the document.
27. In the last bullet at the top of page 23, please either describe the "other studies, analyses" Deutsche Bank considered or delete the reference. Please also revise the language regarding the Lehman Brothers` opinion on page 30.

Deutsche Bank Securities, Inc., page 22

28. Please disclose the basis for Deutsche Bank`s assumption that the financial forecasts relating to the company was reasonably prepared and reflected the best currently available estimates and judgments of management. Did it make this assumption at the direction or upon the representation of the company?

29. Please quantify in dollars the aggregate contingent fee to be paid to Deutsche Bank.

Interests of Packaging Dynamics Directors and Executive Officers in the Merger, page 37

30. Please disclose the relationships among Packaging Investors and its affiliates and your directors.

31. Please disclose whether Packaging Investors or any of its affiliates will receive any benefits not received by other shareholders in connection with the transaction. Also disclose whether Packaging Investors or any of its affiliates will have any affiliation with the surviving company or its affiliates.

32. Please disclose which employment agreements, employment termination agreements and individual benefit arrangements the surviving company agreed to honor at the effective time, as provided in the merger agreement. We note your press release disclosing that
Pat Chambliss will continue as CFO.

33. Please tell us the percentage of Mr. Tannura`s and other management`s equity ownership in the surviving company following the closing. Also describe in greater detail the terms of the arrangements under which Mr. Tannura may invest in Kohlberg or its affiliates after the closing.

Material United States Federal Income Tax Consequences of the
Merger,
page 46

34. Please remove the sentence in the first paragraph on page 47 that the summary is for "general information only." This may imply that investors are not entitled to rely on this information.

The Merger Agreement, page 48

35. We note the disclaimers in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Miscellaneous, page 63

36. Please revise the language at the end of the fourth sentence in the second paragraph that implies that the information in the proxy statement may not be accurate as of the filing date.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3767 if you have any questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	William R. Kunkel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Street
Chicago, Illinois 60606
Frank V. Tannura
Packaging Dynamics Corporation
April 4, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE